240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
(Name of Issuer)
FTAI Aviation Ltd
(Title of Class of Securities)
Common Stock

(CUSIP Number)

G3730V105
 (Date of Event Which Requires Filing of this Statement)
September 30, 2024

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
  X   Rule 13d-1(b)
     Rule 13d-1(c)
     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, an* d for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of * the
Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G3730V105
(1) Names of reporting persons    The Vanguard Group

(2) Check the appropriate box if a member of a group
(a)
		(see instructions)
(b)X
(3) SEC use only

(4) Citizenship or place of organization  Pennsylvania

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power                  0

(6) Shared voting power              188,779 (see Item 4)

(7) Sole dispositive power           10,059,338

(8) Shared dispositive power       303,871 (see Item 4)

(9) Aggregate amount beneficially owned by each reporting person
10,363,209 (see Item 4)

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)     10.13% (see Item 4)

(12) Type of reporting person (see instructions)     IA


Item 1(a) Name of issuer:
FTAI Aviation Ltd
Item 1(b) Address of issuer's principal executive offices:
415 WEST 13TH STREET 7TH FLOOR NEW YORK NY 10014
Items 2(a)-2(c). Name, Address Of principal business office, and Citizenship of*
 persons filing:
The Vanguard Group - 23-1945930
100 Vanguard Blvd.
Malvern, PA 19355




2(d) Title of class of securities:
Common Stock
2(e) CUSIP Number:
G3730V105

Item 3. This statement is being filed pursuant to Rule 13d-1.

An investment adviser in accordance with  240.13d-1(b)(1)(ii)(E).



Item 4. Ownership

As of the close of business on September 30, 2024:

(a)  Aggregate amount beneficially owned:  10,363,209
(b)  Percent of class:  10.13%
(c)  Number of shares as to which person has:
1. The Vanguard Group
(a) Amount beneficially owned: 10,363,209
(b) Percent of class: 10.13%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 188,779
(iii) Sole power to dispose or to direct the disposition of: 10,059,338
(iv) Shared power to dispose or to direct the disposition of: 303,871


Item 5.Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.
The Vanguard Group, including investment companies registered under the Investm* ent Company Act of 1940 and other managed accounts, have the right to receive o* r the power to direct the receipt of dividends from, or the proceeds from the s* ale of, the securities reported herein.
No one other person's interest in the securities reported herein is more than 5* %.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company or Control
Person.
Not applicable

Item 8. Identification and Classification of Members of the Group
Not applicable


Item 9.  Notice of Dissolution of Group.

Not applicable


Item 10. Certifications

By signing below I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the pur* pose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 04, 2024
THE VANGUARD GROUP
By: /s/ Ashley Grim
Name: Ashley Grim
Title:  Head of Global Fund Administration